Exhibit 99.1

July 31, 2018

Fortis Inc. Reports Second Quarter 2018 Earnings

ST. JOHN'S, NEWFOUNDLAND AND LABRADOR - Fortis Inc. (TSX/NYSE:FTS)

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE:FTS), a leader in the North American regulated electric and gas utility industry, released its second quarter results today. The Corporation reported second quarter 2018 net earnings of $240 million, or $0.57 per common share.

"Our performance in the first half of 2018 positions us well for the year. With capital expenditures on track, we are executing on our growth strategy, and yielding quality operational and financial results from our utility businesses," said Barry Perry, President and Chief Executive Officer, Fortis.

Reported Net Earnings
The Corporation reported second quarter net earnings attributable to common equity shareholders of $240 million, or $0.57 per common share, compared to $257 million, or $0.62 per common share, for the same period in 2017. On a year-to-date basis, net earnings attributable to common equity shareholders were $563 million, or $1.33 per common share, compared to $551 million, or $1.34 per common share, for the same period in 2018.

•	Utility operations performed as expected during the quarter.

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Growth quarter over quarter was tempered by unrealized net losses of $14 million on mark-to-market of derivatives at the Aitken Creek natural gas storage facility. Second quarter earnings have also been negatively impacted by U.S. tax reform.

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Other factors impacting the quarter-over-quarter performance included higher operating costs at UNS associated with planned plant outages, unfavourable foreign exchange and a higher number of weighted average shares outstanding.

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The settlement of Fortis Turks and Caicos' business interruption insurance claim, related to the impact of the hurricanes last fall, increased earnings in the quarter. As expected, the revenue that was lower than normal during the post-hurricane period was substantially recouped as a result of this settlement.

Adjusted Net Earnings1
Second quarter adjusted net earnings attributable to common equity shareholders were $240 million, or $0.57 per common share, compared to $253 million, or $0.61 per common share for the same period in 2017. This adjusts for the recognition, in the second quarter of 2017, of a $4 million favourable settlement of matters pertaining to FERC-ordered transmission refunds.

Year-to-date adjusted net earnings attributable to common equity shareholders were $533 million, or $1.26 per common share, compared to $540 million, or $1.31 per common share for the same period in 2017. This adjusts for a one-time $30 million tax remeasurement in 2018 and an $11 million favourable settlement of matters pertaining to FERC-ordered transmission refunds in 2017.

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1 Non-US GAAP Measures
Fortis uses financial measures that do not have a standardized meaning under generally accepted accounting principles in the United States of America ("US GAAP") and may not be comparable to similar measures presented by other entities. Fortis calculated the non-US GAAP measures by adjusting certain US GAAP measures for specific items that management believes are not reflective of normal, ongoing operations of the business. Refer to the Financial Highlights section of the Corporation's Management Discussion and Analysis for further discussion of these items.

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Regulatory Proceedings
Fortis is focused on maintaining constructive regulatory relationships and outcomes across its North American utility group.

In June 2018 the New York Public Service Commission approved Central Hudson's three-year rate settlement agreement, establishing new rates effective July 1, 2018, reflecting an allowed return on common shareholder's equity of 8.8% on a common equity level of 48% in year one, 49% in year two, and 50% in year three. This approval was aligned with the settlement filed in May 2018.

Execution of Growth Strategy and Outlook
Consolidated capital expenditures were $1.5 billion during the first half of 2018 and are expected to reach $3.2 billion in 2018.

Progress continued in the second quarter on the Wataynikaneyap Transmission Power Project. In June a leave‑to‑construct application was filed with the Ontario Energy Board ("OEB"), providing details on project timing, design and costs. Approval of this application is expected from the OEB in early 2019.

The Corporation expects rate base to reach approximately $33 billion by 2022, driven by the five-year $15.1 billion capital plan, resulting in a five-year compound annual growth rate of 5.4%. Opportunities to grow the current five-year capital expenditure plan in the existing regulated subsidiaries are driven by projects that improve the transmission grid, address natural gas system capacity and gas line network integrity, increase cyber protection and allow the grid to deliver cleaner energy.
"Our utilities are at the forefront of the changes occurring in our industry driven by increased customer expectations that focus on delivering cleaner energy, ensuring the resiliency of our energy networks and reducing greenhouse gas emissions in transportation by encouraging the use of natural gas. Investments in these initiatives are driving growth in our business and support our 6% average annual dividend growth target," said Mr. Perry.

This media release should be read in conjunction with the Corporation's Management Discussion and Analysis and Consolidated Financial Statements. This and additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with 2017 revenue of $8.3 billion and total assets of $50 billion as at June 30, 2018. The Corporation's 8,500 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS.

Teleconference to Discuss Second Quarter 2018 Results

A teleconference and webcast will be held on July 31 at 8:30 a.m. (Eastern). Barry Perry, President and Chief Executive Officer, and Jocelyn Perry, Executive Vice President, Chief Financial Officer, will discuss the Corporation's second quarter 2018 results.

Analysts, members of the media and other interested parties in North America are invited to participate by calling 1.877.223.4471. International participants may participate by calling 647.788.4922. Please dial in 10 minutes prior to the start of the call. No pass code is required.

A live and archived audio webcast of the teleconference will be available on the Corporation's website, www.fortisinc.com.

A replay of the conference will be available two hours after the conclusion of the call until August 31, 2018. Please call 1.800.585.8367 or 416.621.4642 and enter pass code 9765325.

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Forward-Looking Information
Fortis includes forward-looking information in this media release within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (collectively referred to as "forward-looking information"). Forward-looking information included in this media release reflect expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "target", "will", "would" and the negative of these terms and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted average annual dividend growth through 2022; the Corporation's forecast consolidated capital spending for 2018 and the five-year period from 2018 through 2022; the Corporation's consolidated forecast rate base for 2022; and the nature, timing, benefits, expected costs and potential funding sources of capital projects and additional opportunities beyond the base capital plan.

Forward-looking information involves significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward‑looking information. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally, including those identified from time to time in the forward-looking information. Such risk factors or assumptions include, but are not limited to: reasonable decisions by utility regulators and the expectation of regulatory stability; the implementation of the Corporation's five-year capital expenditure plan; no material capital project and financing cost overrun related to any of the Corporation's capital projects; sufficient human resources to deliver service and execute the capital program; the realization of additional opportunities; the impact of fluctuations in foreign exchange; and the Board exercising its discretion to declare dividends, taking into account the business performance and financial condition of the Corporation. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For more information, please contact:

Investor Enquiries:	Media Enquiries:
Ms. Stephanie Amaimo	Ms. Karen McCarthy
Vice President, Investor Relations	Vice President, Communications & Corporate Affairs
Fortis Inc.	Fortis Inc.
709.737.2900	709.737.5323
investorrelations@fortisinc.com	media@fortisinc.com

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